# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TAYSHA GENE THERAPIES, INC., CIK 0001806310
CUSIP: 877619106
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 3000 PEGASUS PARK DRIVE, SUITE 1430, DALLAS, Texas (TX), 75247
Date of event which requires filing of this statement: 05/30/2025
Amends the filing with accession number 0001193125-23-216942
Filed by CIK 0001494695
Persons authorized to receive notices and communications: Paul B. Manning, c/o PBM Capital Group, LLC, 200 Garrett Street, Suite S, Charlottesville, Virginia (VA), 22902, (434) 980-8100

## Reporting persons
- Paul B Manning (CIK 0001494695): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 22,737,407; shared voting power 2,863,704; sole dispositive power 22,737,407; shared dispositive power 2,863,704; aggregate amount beneficially owned 25,601,111 (9.8% of the class)
- The Paul B. Manning Revocable Trust dated May 10, 2000 (CIK 0000000009): type of reporting person: other (OO); citizenship or place of organization: Virginia (VA); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 14,723,948.12; shared voting power 0; sole dispositive power 14,723,948.12; shared dispositive power 0; aggregate amount beneficially owned 14,723,948.12 (5.6% of the class)
- The PBM 2023 Grantor Retained Annuity Trust (CIK 0001234567): type of reporting person: other (OO); citizenship or place of organization: Virginia (VA); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 4,013,458.88; shared voting power 0; sole dispositive power 4,013,458.88; shared dispositive power 0; aggregate amount beneficially owned 4,013,458.88 (1.5% of the class)
- The PBM 2025 Grantor Retained Annuity Trust (CIK 0001234569): type of reporting person: other (OO); citizenship or place of organization: Virginia (VA); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (1.5% of the class)
- BKB Growth Investments, LLC (CIK 0001234568): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,841,704; sole dispositive power 0; shared dispositive power 2,841,704; aggregate amount beneficially owned 2,841,704 (1.1% of the class)
- BKB G2 Investments, LLC (CIK 0001234570): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 22,000; sole dispositive power 0; shared dispositive power 22,000; aggregate amount beneficially owned 22,000 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: TAYSHA GENE THERAPIES, INC.
Address of issuer's principal executive offices: 3000 PEGASUS PARK DRIVE, SUITE 1430, DALLAS, Texas (TX), 75247

## Item 2. Identity and Background
Name of person filing: This Amendment No. 3 (the "Amendment") to schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 5, 2020 and amended on each of November 2, 2022 and August 16, 2023 (the "Schedule 13D"). This Amendment is filed by (i) Paul B. Manning ("Mr. Manning"); (ii) The Paul B. Manning Revocable Trust dated May 10, 2000, a trust governed under the laws of the Commonwealth of Virginia (the "Revocable Trust"); (iii) The PBM 2023 Grantor Retained Annuity Trust, a trust governed under the laws of the Commonwealth of Virginia (the "2023 Annuity Trust"); (iv) The PBM 2025 Grantor Retained Annuity Trust, a trust governed under the laws of the Commonwealth of Virginia (the "2025 Annuity Trust"); (v) BKB Growth Investments, LLC, a Delaware Limited Liability Company ("BKB"); and (vi) and BKB G2 Investments, LLC, a Delaware Limited Liability Company ("BKB G2" and together with Mr. Manning, Revocable Trust, 2023 Annuity Trust, 2025 Annuity Trust and BKB, the "Reporting Persons").
Residence or business address: The address of the principal place of business of each of the Reporting Persons is 200 Garrett Street, Suite S, Charlottesville, VA 22902.
Present principal occupation or employment: The principal purpose and occupation of Mr. Manning is chief executive officer of PBM Capital Group, LLC, a private equity investment firm. The principal business of each of the Revocable Trust, the 2023 Annuity Trust and the 2025 Annuity Trust is estate planning for Mr. Manning. The principal purpose and occupation of each of BKB and BKB G2 is private investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Manning is a citizen of the United States. Each of the Revocable Trust, the 2023 Annuity Trust and the 2025 Annuity Trust is a trust governed under the laws of the Commonwealth of Virginia. Each of BKB and BKB G2 is a Delaware Limited Liability Company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On May 30, 2025, BKB purchased 750,000 shares of Common Stock in an underwritten public offering for an aggregate purchase price of $2.06 million.

On June 27, 2024, Mr. Manning purchased 1,333,333 shares of Common Stock in an underwritten public offering for an aggregate purchase price of $3.0 million. These shares were subsequently transferred to the other Reporting Persons for no additional consideration.

The funds used by the BKB and Mr. Manning to acquire the securities described immediately above were obtained from the Mr. Manning's personal funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Revocable Trust is the record owner of 14,723,948.12 shares of Common Stock.

As of the date hereof, the 2023 Annuity Trust is the record owner of 4,013,458.88 shares of Common Stock.

As of the date hereof, the 2025 Annuity Trust is the record owner of 4,000,000 shares of Common Stock.

As of the date hereof, BKB is the record owner of 2,841,704 shares of Common Stock.

As of the date hereof, BKB G2 is the record owner of 22,000 shares of Common Stock.

The Revocable Trust, 2023 Annuity Trust, 2025 Annuity Trust, BKB and BKB G2 may be deemed to beneficially own 5.6%, 1.5%, 1.5%. 1.1% and 0.0%, respectively, of the Issuer's outstanding Common Stock.

Collectively, the Reporting Persons beneficially own an aggregate of 25,601,111 shares of Common Stock, which represents 9.8% of the Issuer's outstanding Common Stock.

Each percentage is calculated based upon the sum of (i) 214,661,715 shares of Common Stock outstanding as of May 15, 2025 as reported in the Issuer's Form 10-Q for the Quarterly Period Ended March 31, 2025 filed with the SEC on May 15, 2025 and (ii) 46,868,687 shares of Common Stock issued in the underwritten public offering of equity securities by the Issuer that closed on May 30, 2025
Number of shares as to which each person has sole or shared power to vote or dispose:
The Revocable Trust is the record owner of 14,723,948.12 shares of Common Stock. Mr. Manning is the Trustee of the Revocable Trust and has sole voting and dispositive power over the shares.

The 2023 Annuity Trust is the record owner of 4,013,458.88 shares of Common Stock. Mr. Manning is the Trustee of the 2023 Annuity Trust and has sole voting and dispositive power over the shares.

The 2025 Annuity Trust is the record owner of 4,000,000 shares of Common Stock. Mr. Manning is the Trustee of the 2025 Annuity Trust and has sole voting and dispositive power over the shares.

BKB is the record owner of 2,841,704 shares of Common Stock. Mr. Manning is a co-manager of the manager of BKB and has shared voting and dispositive power over the shares.

BKB G2 is the record owner of 22,000 shares of Common Stock. Mr. Manning is a co-manager of the manager of BKB G2 and has shared voting and dispositive power over the shares.
Transactions in the class effected during the past sixty days: Except as described herein, none of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Paul B Manning: Paul B. Manning, Paul B. Manning (06/03/2025)
- The Paul B. Manning Revocable Trust dated May 10, 2000: Paul B. Manning, Paul B. Manning, Trustee (06/03/2025)
- The PBM 2023 Grantor Retained Annuity Trust: Paul B. Manning, Paul B. Manning, Trustee (06/03/2025)
- The PBM 2025 Grantor Retained Annuity Trust: Paul B. Manning, Paul B. Manning, Trustee (06/03/2025)
- BKB Growth Investments, LLC: /s/ Paul B. Manning and /s/ Bradford Manning, By: Tiger Lily Capital, LLC, its Manager, By: Paul B. Manning, Manager and Bradford Manning, Manager (06/03/2025)
- BKB G2 Investments, LLC: /s/ Paul B. Manning and /s/ Bradford Manning, By: Tiger Lily Capital, LLC, its Manager, By: Paul B. Manning, Manager and Bradford Manning, Manager (06/03/2025)